Exhibit 12.1

NEWPAGE CORPORATION AND CONSOLIDATED SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Unaudited)

(In millions of dollars)

	Predecessor	Successor
	Period from Jan. 1 to April 30, 2005	Period from May 1 to Dec. 31, 2005	Year ended December 31,				Quarter ended March 31, 2010
			2006	2007	2008	2009
Earnings (loss):
Pre-tax income (loss) before income (loss) from equity investee	$(7)	$(72)	$(20)	$(3)	$(114)	$(357)	$(175)
Interest and debt expense	21	111	146	154	278	419	97
Portion of rental expense deemed to be interest*	2	4	7	5	9	9	2
Distributed income of equity investee	2	8	—	—	—	—	—
Less: Capitalized interest	—	—	—	—	(1)	(1)	—
Less: Pre-tax income of noncontrolling interests	—	—	—	(1)	(3)	(5)	—

Total earnings (loss)	$18	$51	$133	$155	$169	$65	$(76)

Fixed charges:
Interest and debt expense	$21	$111	$149	$154	$278	$419	$97
Portion of rental expense deemed to be interest*	2	4	7	5	9	9	2

Total fixed charges	$23	$115	$156	$159	$287	$428	$99

Ratio of earnings to fixed charges	—	—	—	—	—	—	—

Deficiency in earnings necessary to cover fixed charges	$(5)	$(64)	$(23)	$(4)	$(118)	$(363)	$(175)

*	Portion of rental expense deemed to be interest represents one-third of total rent expense, which management believes is a reasonable approximation of the interest factor.